AMERICAN STORIES

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

THE COMPANY

1.   Name of issuer: American Stories Entertainment, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Robert Cefail
Dates of Board Service:	12/16/2020
Principal Occupation:	Business owner
Employer:	Quadrant Sales & Marketing
Dates of Service:	9/23/2003
Employer's principal business:	Sales & Marketing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	President

AMERICAN STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Dates of Service:	9/23/2003 to 1/05/2021
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Digital Frontier Marketing
Title:	President
Dates of Service:	9/19/2017
Responsibilities:	Running company

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Linda Batdorf
Title:	Director
Dates of Service:	12/16/2020
Responsibilities:	Finance
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	Finance
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Digital Frontier Marketing
Employer's principal business:	Marketing
Dates of Service:	9/23/2017
Responsibilities:	Finance

FP: truCrowd

AMERICAN STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
quadrant sales and marketing	1,000 Voting Shares	50%
Big Daddy Unlimited	1,000 Voting Shares	50%

.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

ASE Business Plan

What is American Stories Entertainment All About

American Stories Entertainment, Inc. (ASE) has a simple mission--provide creative, uplifting content that improves the lives of our viewers. The company does this through telling the unique stories of real people. The subject matter of ASE programming covers a broad range of lifestyles including hunting, fishing, sports, small business and survival strategies. ASE films its shows primarily in small and medium size towns--locations not generally portrayed in traditional media.



OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

ASE's Secret Sauce

ASE will create and control its own content. The company is building and employing an ever growing series of distribution channels for its content. Diversity of broadcast platforms is at the core of the ASE business model which ensures that its content is never de-platformed by the whims of anyone. ASE will not go down!!

The company also directly creates its own content. The company develops its shows through a series of stages which involves producing a limited series of shows for proof of concept and then expansion of the specific programming. Lavish production costs are not part of the ASE culture. All company programming will be produced by efficient creative teams who can produce quality content yet not break the bank.

End Result

Once again, the company is designed to produce a high quantity of great programs designed to make the lives of our viewers better. American Stories will ensure its future by building a movement of dedicated viewers who are looking for uplifting content.

Traditional Entertainment Media--The Problem

Both the top executives and talent found in the twin entertainment epicenters of New York and Los Angeles have been busy alienating a significant portion of the U.S. population. This market, found in the broad expanse between the two elite population centers, makes up over 150 million people who are considered to be more conservative. The results of an avalanche of cultural attacks that revolve around politics, religion and the 2nd amendment has led to the massive decline in viewership of a broad array of content.

Presently, because of this mass disenchantment with the coastal media centers, there is a gigantic undelivered desire waiting to be quenched. It is this opening that ASE intends to rapidly meet and satisfy.

The Plan--Meeting the Demand

American Stories Entertainment targets the viewers who considers themselves left behind by traditional entertainment providers. This includes people in small town America and the general population found between the east and west coasts of the USA.

AMERICAN STORIES

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000



American Stories Entertainment's plan revolves around creating original content using a phased approach to be able to adjust and modify programming that best serves ASE's unique audience. ASE starts with the production of four 12 minute episodes (segments) that can be broadcast separately or clamped together in 30 minute shows (2 segments) or 60 minute shows (4 segments). This allows the content to be shown on YouTube, Roku or on traditional TV.

Advertisers are shown the completed shows, prior to broadcast, at which point they can purchase ad time or even product placement slots for future shows. ASE, because it controls various distribution assets on YouTube, RecoilTV, Roku and other outlets, can make future content decisions based on direct viewer and advertiser input.



FP: truCrowd

AMERICAN STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

If a show is successful, both from the consumer perspective and advertiser response, ASE will extend the respective series for additional shows. As the additional episodes are added to the series, the content can be tweaked and modified to better serve ASE's audiences (consumers and advertisers). Consumer opinion is weighted much higher as concerns content decisions.

You Make the Stories

A breakthrough viral growth tool will be deployed that brings the audience directly into the production of content. Using mass online market research platforms, ASE will ask its viewers to participate in the creation of content. By asking viewers to answer a series of questions they can provide story ideas to ASE and help in the selection of scripts and even potential talent for future shows. This tool will result in an ever growing database of "You Make The Stories" participants. A movement of millions of fans will be built through this process who have direct "buy in" for each project through participation in the ongoing research process.

The Duck Dynasty Effect

The massively successful show, Duck Dynasty, made most of their money through product placement within the shows that eventually found its way into tens of thousands of stores. By 2013 Duck Dynasty was generating $500 million in sales. Through ASE's relationship with Kevin Harrington as host of American Dreams, the company can begin embedding products in each show with the intent to get mass marketing in the future.

Content Distribution

ASE's shows are intended for broadcast via multiple channels. Diversification is at the heart of the company's business model. The core principle is that no one executive decision to de-platform or otherwise shutdown ASE's programming can ever fully take down its content. Call it decentralized media distribution--a revolutionary step to protect ASE's free speech rights. Distribution will involve various web video platforms including YouTube, RecoilTV and Rumble. In addition, the company will also broadcast through streaming services such as Roku, Amazon Fire TV and Apple TV. Finally, ASE ultimately will seek to have a full channel on DirectTV.

Income Centers

There are two distinct publics that ASE targets for income: 1) viewers (content consumers); 2) advertisers who purchase broadcast ads and product placement within the shows. The following

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

section shall discuss the value ladders of free and paid service as well as products for both viewers and Advertisers.

Advertisers will be happy to see that ASE doesn't just depend on one media platform to get in front of the right viewers. As described above, the company's strategy is decentralized media distribution which also expands the viewer reach for its shows. Advertisers will be able to purchase traditional ad space before, during and after the shows are broadcast. They would also have the option to have their various products placed within the shows in a relevant manner.

Finally, a third income center for the company is the development of its own branded products (in partnership with various manufacturers) which are placed in the show and then subsequently sold in third party stores and its own product site.

Viewers will have access to a series of "movement" products (T-shirts, hats, jackets, clothing) and digital memorabilia. The digital memorabilia include celebrity based collectibles and user generated content in the form of their own memorabilia created by them. ASE plans on building a giant base of devotees that fully believe in the mission of the company. It is to this group that ASE wants to sell movement products to build brand loyalty and also physically promote the brand.

The Marketing & Sales Sequence

ASE's marketing & sales sequence is designed to involve the viewer first and the advertiser second. Not because the advertiser is secondary but because it is important to let them know the position of the viewer and the number of eyeballs that could be on their offering. This is the sequence:

- Viral "You Make the Story" participation (free)
- Movement memorabilia
- ASE show products
- Advertiser product placement (in shows)
- Advertiser spots (show broadcast)
- Mass market ASE product line sales
- Broadcast network or cable network show contract

The Team

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**



Founder: Tony McKnight is a highly successful entrepreneur who has started up numerous successful companies including Big Daddy Unlimited. His latest company is now a dominant player in the gun, hunting and survival industries selling over 300,000 separate offerings on his online platform Bigdaddyunlimited.com. Tony is a specialist in the art of mass marketing, promotion and scaling companies.


KNIGHTS
13

Founder: Robert Cefail has been an innovator in the telecommunications, internet marketing and celebrity endorsement industries. Robert started companies in each sector that have generated tens of millions of dollars in revenue. He currently is the CEO of CShopTV, a celebrity endorsement firm connected with thousands of celebrities.

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000



Senior VP Entertainment Production: Stephen Eckelberry, with over 35 years of experience in virtually every aspect of traditional Hollywood filmmaking, brings a cinematic approach to web-based reality TV. Stephen has been involved in the production of 34 feature films and television series. He branched out to directing and producing including creating several award-winning feature films, working with a varied list of talent from Scarlett Johansson, Eva Mendes, Christopher Lambert, Burt Reynolds and Raquel Welsh. He recently co-produced the U.S. version of the Chinese epic movie, *Air Strike*, starring Bruce Willis and Adrian Brody and distributed by Lionsgate Films.



Strategic Partner: Kevin Harrington, an original star on the hit TV show Shark Tank and inventor of the infomercial, not only hosts one of the programs on ASE but also is a strategic partner when it is time to bring products on various shows into massive retail outlets.

Short Term Company Projections

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

American Stories Entertainment believes in full transparency and that includes the belief that few new companies can accurately predict their economic results later than 18 months. In addition, ASE will start its projection period after the completion of 90 days of this crowdfunding as it will just begin deploying funds to carry out the first steps of this business model. ASE will provide its company goals on a quarterly basis starting with the completion of Q2-- July 1st, 2021.

ASE Results	Q2 21	Q3 21	Q4 21	Q1 22	Q2 22	Q3 22
Product--Misc*	.1 M	.15 M	.3 M	.45 M	.6 M	.9 M
Ad sales	.4 M	.63 M	1.2 M	1.5 M	2.5 M	3.0 M
Prod--Show**	.15 M	.37 M	1.0 M	1.2 M	2.0 M	2.4 M
Gross Sales	.65 M	1.15 M	2.5 M	3.15 M	5.1 M	6.3 M
Prod Exp	.19 M	.45 M	1.0 M	1.25 M	1.5 M	2.0 M
Salary	.1 M	.20 M	.3 M	.4 M	.55 M	.65 M
Oper Exp	.2 M	.3 M	.4 M	.45 M	.65 M	.75 M
Pre-Tax Profit	.16 M	.20 M	.80 M	1.05 M	2.4 M	2.9 M

- *This represents show and memorabilia products such has hats, T-shirts, jackets, etc.
- **Product placement sales within shows.
- ASE didn't project additional revenues that could be earned through cable or network distribution agreements involving its shows.

Investor Opportunity

American Stories Entertainment has developed a unique investor benefits model that provides a series of opportunities for individual investors all the way up to companies wishing to benefit from a long term relationship with the company. The minimum investment is $500.

Investment Packages:

Beginning investor $500

Bonus: Signed Surviving Mann show poster

Founding Investor $1000

FP: truCrowd

AMERICAN
STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Bonus: Studio guest on one of the shows*; signed show poster; Surviving Mann ball cap

Participating Investor $2500

Bonus: Extra in one of the shows*; All other bonus items above

Enterprise Investor: $7500

Bonus: Product placement in a show; show jacket; all the items already offered above

Featured Advertising Investor $15,000

Bonus: Sixty Second lead in ad for one show segment; all items above except for product placement in show of choice.

Executive Productor Investor $25,000

Bonus: Profit participation pool (Pool 5% Of Advertising Gross Income) for first year of show of your choice; executive producer credit; All items above (The advertiser selects either a featured lead in ad segment or product placement in the show of choice)

Senior Executive Producer Investor $35,000

Don Mann stand alone endorsement
All items described in Executive Producer investor above

- *The company doesn't pay for investor travel expenses.

Investor Distribution

The company is targeting investor distributions to commence by the end of 2022. In the event that ASE enjoys profits not contemplated in the projects above company management may consider accelerating the plans for investor distribution.

Investor Distribution

The company is targeting investor distributions to commence by the end of 2022. In the event that ASE enjoys profits not contemplated in the projects above, company management may consider accelerating the plans for investor distribution.

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risk Factors

Investments in small businesses and start-up companies are often risky.

The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

Trend information

The Company is an early-stage development company. The trends projected for the Company for production, sales and inventory have not been established.

The state of the order book, costs, and selling prices for the products and services sold since the latest financial year for the Company are up to date and accurate with the financial information contained within this Proposed Private Placement Memorandum.

The Company may need additional capital, which may not be available.

The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities.

AMERICAN STORIES

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital, it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

The offering price of the securities offered on the Site has been arbitrarily determined and may not be indicative of its actual value or future market prices.

Offering Price Was Determined by The Company

The offering price was not established in a competitive market but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

The Company's management may have broad discretion in how the Company use the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company faces significant competition.

The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer programming similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

The Company's growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its entertainment content, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer entertainment content which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company's assumptions concerning future operations may not be realized.

Any operating and financial information contained in the projected financial data have been prepared by management of the Company based upon its goals and objectives for the future performance and various assumptions concerning future phenomena. In addition, the Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The Company does not currently have any contractual agreements that can provide assurances with respect to projected revenues. The selection of assumptions underlying the projected information required the exercise of judgment by, and represent the opinions and beliefs of, the Company's management. Others may have different opinions and beliefs. In addition, the projections and underlying assumptions have not been compiled, reviewed or examined by any independent public accountants and were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or with the guidelines established by the American Institute of Certified Public Accountants regarding projections. Such a review could result in changes to the assumptions underlying the projected financial data. Moreover, the Company's projections are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect the projections. To the extent assumed events do not materialize, actual results may vary substantially from the projected results. As a result, no assurance can be given that the Company will achieve the operating or financial results set forth in its financial projections and, accordingly, investors are cautioned about placing undue reliance thereon.

Because the entertainment business is highly speculative, the Company may never achieve profitability.

The entertainment industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any show or film since the revenues derived from the production and distribution of shows or films is primarily dependent on its acceptance by the public, which cannot be predicted. The commercial success of a show or film also depends on the quality and acceptance of competing shows or films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. No assurance can be given that the shows or films will appeal to the public or that other shows or films may not be more appealing and therefore reduce the demand to view the shows or films. Accordingly, there is a substantial risk that the Film will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the shows or films or realize revenues or profits from the sale of the shows or films.

The Shows or Films may not succeed if it receives unfavorable reviews.

FP: truCrowd

AMERICAN STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

The financial success of shows or films, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the shows or films. To the extent that the shows or films receive unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company may abandon prematurely certain show or film development, production or distribution.

Any of the shows or films in development, production or distribution may be abandoned by the Company at any stage if further expenditures do not appear commercially feasible. This would result in a loss of some or all of the funds previously expended on the development, production and/or distribution of the shows or films, as the case may be, including funds expended in connection with the development of the screenplay and production of the shows or films. Abandonment of the shows or films at any stage would have a material adverse impact on the Company.

The Shows or Films produced by Company may infringe the intellectual property rights of others and resulting claims against the Company could be costly and require the Company to enter into disadvantageous license or royalty agreements.

Although the Company expects the shows or films to be original works, third parties may claim that the shows or films infringe their intellectual property rights. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could be time-consuming, result in costly litigation, divert resources and management's attention, cause production delays or require the Company to enter into royalty or license agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of infringement against the Company and the Company's failure or inability to license the infringed rights, the Company's business, operating results and financial condition would be materially and adversely affected. Even if a claim of infringement against the Company is unsuccessful, legal fees incurred in defending the infringement claim likely would cause material harm to the Company and the Company's financial condition and reduce the amount of net proceeds and cash available for distribution to investors.

CAPITAL LOSS

The prospective returns from an equity investment in unlisted companies are necessarily accompanied by a high risk of a total or partial loss of the sums invested.

This loss could be linked to the bankruptcy of the company in case of failure of its project or a lack of future financing. However, even if the company does not fail, a partial loss can result from lower-than-expected results in the future.

Investments in company bonds also feature a risk of loss of invested capital in case of a lack of liquidity at maturity or bankruptcy of the company.

The Company may not pay dividends for the foreseeable future.

Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

DILUTION

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Any investment realized through the platform could be subject to dilution. In other words, if the company raises additional funds at a later date through the issue of new shares subscribed to by new Investors, the percentage stake in the issuing company held by Investors who do not subscribe to this capital increase will fall.

Because the Company's founders, directors and executive officers may be among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering.

The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions:

- to elect or defeat the election of the Company's directors;
- to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws;
- to effect or prevent a merger, sale of assets or other corporate transaction; and
- to control the outcome of any other matter submitted to the Company's stockholders for vote.

Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

Legal Proceedings

The Company is not involved in any legal or regulatory proceedings. From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company currently is not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

Content Development Costs

Content development costs are expensed as incurred. Such costs are incurred in the development of new shows or significant improvements to existing shows. The company cannot estimate these costs at this time and makes no representation of such costs.

No Public Trading Market for The Securities

There is no public trading market for the securities, and none may develop. The securities sold in this offering are restricted and not freely transferable.

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

There has been no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the securities can be resold at all, or near the offering price. You will be required to represent that it is acquiring such securities for investment and not with a view to distribution or resale, that it understands that the securities are not freely transferable and, in any event, that it must bear the economic risk of an investment in the securities for an indefinite period of time because the securities have not been registered under the Act or applicable state Blue Sky or securities laws. The securities cannot be resold unless they are subsequently registered or an exemption from registration is available.

There is no active trading market for the securities being offered and no market may develop in the foreseeable future for any of such securities. Further, there can be no assurance that the Company will ever consummate a public offering of any of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time. Even if an active market develops for such securities, Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a non-public offering without having to satisfy such registration requirements, a six-month holding period following acquisition of and payment in full for such securities assuming the issuer of such securities has filed periodic reports with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holding period before they can be resold under Rule 144. There can be no assurance that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability.

Accordingly, you should be prepared to hold the securities acquired in such offerings indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. In addition, any proposed transfer must comply with restrictions on transfer imposed by the Company and by federal and state securities laws. The Company may permit the transfer of such securities out of a subscriber's name only when his or her request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or "blue sky" laws.

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL EVER FILE A REGISTRATION STATEMENT TO REGISTER SUCH SECURITIES, THAT SUCH REGISTRATION STATEMENT WILL BECOME EFFECTIVE, OR THAT ONCE EFFECTIVE, SUCH EFFECTIVENESS WILL BE MAINTAINED.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:


OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

THE OFFERING

9.   What is the purpose of this offering?

To pay for the establishment of the company and initial costs of the production of various online shows created by the company

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,000,000.00
Less: Offering Expenses	$800.00	$80,000.00
Net Proceeds	$9,200.00	$920,000.00
Use of Net Proceeds		
Show Production	$3,500.00	$600,000.00
Distribution Establishment	$1,000.00	$140,000.00
Reg CF Marketing	$4,000.00	$70,000.00
General Operating Capital	$700.00	$110,000.00
Total Use of Net Proceeds	$9,200.00	$920,000.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

a. Type - Common Stock

b. Terms - The common stock will be a non-voting shares. Dividends will be paid from time to time as decided by company management when profits justify such action.

14.   Do the securities offered have voting rights? ☐ Yes   ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Common Stock (list each class in order of preference):										
Voting	2000	2000	Yes ☑	No ☐			Yes ☐	No ☐		
							Specify:			
Non-voting	9,497,500	9,497,500	Yes ☐	No ☑			Yes ☐	No ☐		
							Specify:			

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None ☑

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

FP: truCrowd

AMERICAN STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$28,410,737.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

FP: truCrowd

AMERICAN
STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company is a start up and has no history of sales or expenses related to operations as of this time.



American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

American Stories Entertainment, Inc.
For the Period Ended December 31, 2020
With Independent Accountant's Review Report



American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

American Stories Entertainment, Inc.
Financial Statements

Period Ended December 31, 2020

Contents

1

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Accounting Services

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Independent Accountant's Review Report

The Board of Directors
American Stories Entertainment, Inc.
Palm Harbor, Florida

I have reviewed the accompanying financial statements of American Stories Entertainment, Inc., which comprises of the balance sheet as of December 31, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from December 16, 2020 ("inception") to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
January 8, 2021

2



OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

(This page intentionally left blank.)

FP: truCrowd



American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

American Stories Entertainment, Inc.

Balance Sheet

	December 31, 2020
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	$ -
Accounts receivable- shareholder *(note 2)*	35,500
Total current assets	35,500
Fixed assets, net	-
Deferred tax asset *(note 1)*	-
Total assets	$ 35,500
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Stockholders' equity:	
Class A Common stock, no par, authorized shares	
10,000,000, issued and outstanding 35,500 *(note 3)*	35,500
Loan payable to shareholders *(note 4)*	5,695
Retained deficit	(5,695)
Total stockholders' equity	35,500
Total liabilities and stockholders' equity	$ 35,500

See Independent Accountant's Review Report.

4



American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

American Stories Entertainment, Inc.

Statement of Operations

	Period from December 16, 2020 (Inception) to December 31, 2020
Revenue	$ -
Expenses:	
Consulting expense	2,050
Sales commissions	3,100
Start-up costs	545
Total operating expenses	5,695
Net loss	$ (5,695)

See Independent Accountant's Review Report.

5



American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

American Stories Entertainment, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock- no par value	Loan Payable- Shareholders	Retained Deficit	Total Stockholders' Equity
Balance at January 1, 2020	$ -	$ -	$ -	$ -
Common stock issued	35,500	-	-	35,500
Loan payable to shareholders	-	5,695	-	5,695
Net Loss	-	-	(5,695)	(5,695)
Balance at December 31, 2020	**$ 35,500**	**$ 5,695**	**$ (5,695)**	**$ 35,500**

See Independent Accountant's Review Report.

6



American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

American Stories Entertainment, Inc.

Statement of Cash Flows

	Period from December 16, 2020 (Inception) to December 31, 2020
Operating activities	
Net loss	$ (5,695)
Net cash provided by operating activities	(5,695)
Investing activities	
Fixed Assets	-
Net cash used in investing activities	-
Financing activities	
Loan payable to shareholders	5,695
Proceeds from capital contribution	-
Net cash used by financing activities	5,695
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

7



FP: truCrowd

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

American Stories Entertainment, Inc.

Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

American Stories Entertainment, Inc., a development stage entity, was formed on December 16, 2020 ("Inception") in the State of Florida. The financial statements of American Stories Entertainment, Inc. (which may be referred to as the "Company", "ASE", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palm Harbor, Florida.

American Stories Entertainment has a simple mission--provide creative, uplifting content that improves the lives of our viewers. The company does this through telling the unique stories of real people. The subject matter of ASE programming covers a broad range of lifestyles including hunting, fishing, sports, small business and survival strategies. ASE films its shows primarily in small and medium size towns--locations not generally portrayed in traditional media.

ASE will create and control its own content. The company is building and employing an ever-growing series of distribution channels for its content. Diversity of broadcast platforms is at the core of the ASE business model which ensures that its content is never de-platformed by anyone.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, public health epidemics or outbreaks, recession, downturn or otherwise, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect

See Independent Accountant's Review Report.

8

pg. 34

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

American Stories Entertainment, Inc.

Notes to Financial Statements (continued)
December 31, 2020

the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-Period convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Deferred Tax Asset

The Company is taxed as a Corporation and files income tax returns in the U.S federal jurisdiction and Florida State Jurisdiction. The tax benefit asset for federal and state taxes is $1,196 and 313, respectively, which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

See Independent Accountant's Review Report

9

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

American Stories Entertainment, Inc.

Notes to Financial Statements (continued)
December 31, 2020

2. Accounts Receivable

Due to the fact that bank account was not open until January 5, 2021, the money received from investors was being deposited in shareholder's bank account.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

4. Shareholders Loan Payable

From time-to-time, the Company's founding member advances the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

5. Commitments and Contingencies

As of the date of issuance of financials January 8, 2021, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through January 8, 2021, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

See Independent Accountant's Review Report.

10

FP: truCrowd

AMERICAN STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities?
            ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

AMERICAN STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year. If/when these changes take affect, we may amend our offering to the new limits.

ONGOING REPORTING

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.americanstoriesentertainment.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Exhibit A: Sample Share Purchase Agreement

This Share Purchase Agreement ("Agreement") is entered into as of _____ (date), by and between American Stories Entertainment, Inc. ("Seller") and _____ ("Purchaser") located at _____.

Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of American Stories Entertainment, Inc. (the "Company"), a Florida corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser _____ shares of Company (the "Equity").
2. **PURCHASE PRICE:** The purchase price for each share shall be one dollar ($1.00) for an aggregate purchase price of _____ (the "Purchase Price"), to be paid to the Seller via escrow at the closing.
3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the shares and the payment of the Purchase Price shall take place on _____ (the "Closing"). The certificates representing the shares shall be duly endorsed for transfer or accompanied by an appropriate share transfer.
4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
1. **Restrictions on shares.** The Seller is not a party to any agreements that create rights or obligations in the shares relating to any third party including voting or shareholder agreements. The Seller is the lawful owner of the Shares, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer shares as contemplated in this Agreement.
2. **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Florida and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

AMERICAN STORIES

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

3. **Capitalization and Voting Rights.** The authorized, issued and outstanding capital shares of the Company are as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

4. **Authorization; Enforceability**. The Company has all right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All actions on the part of the Company, its directors and shareholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

5. **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR SHARES, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares (the "shares"), and the Company agrees to sell to the Subscriber such number of shares, as is set forth on the signature page hereof, at a per share price equal to One Dollar ($1.00). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

The Subscriber recognizes that the purchase of the shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the

FP: truCrowd

AMERICAN
STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Company has not paid any dividends since its inception and cannot anticipate when any dividends will be paid.

The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the shares. The Subscriber hereby expressly acknowledges the purchase of the shares is made of the Subscriber's own free accord.

The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

The Subscriber understands that the Securities comprising the shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the shares hereunder.

AMERICAN STORIES

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

The Subscriber understands that there is not yet any public market for the shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a one year holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the shares under the Securities Act or any state securities or "blue sky" laws.

The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

j. The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional shares.

k. The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

l. In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting shares are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

    i.   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to any shares or securities exchangeable, convertible or exercisable for shares of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

m.   The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

n.   The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's shares are included.

o.   The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

p.   Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any shares, nor shall the Subscriber receive any consideration for shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

q.   The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

FP: ⏷ truCrowd

AMERICAN STORIES

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Shares of Non-Voting Common Stock at $1 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

6.   **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

6.   **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

6.   **BROKER'S FEES:**   The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

6.   **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

6.   **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming.

6.   **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

 If to Purchaser:

        Email address: _____

        Mail address: _____

 If to Seller:

        American Stories Entertainment, Inc
        Investors@americanstoriesentertainment.com

12.   **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

 INVESTOR SIGNATURE: _____

 ISSUER SIGNATURE: _____